UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission Filing Number: 001-38205

ZAI LAB LIMITED

(Translation of registrant’s name into English)

4560 Jinke Road, Bldg. 1, 4F, Pudong, Shanghai, China 201210

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Collaboration Agreement

On April 6, 2020, Zai Lab (Shanghai) Co., Ltd. (“Zai”) entered into a Collaboration Agreement (the “Agreement”) with Regeneron Ireland Designated Activity Company, an affiliate of Regeneron Pharmaceuticals (“Regeneron”).

Under the terms of the Agreement, Regeneron exclusively licensed to Zai the rights to perform clinical studies, sublicense to affiliates and third parties (subject to Regeneron’s consent), sell, import and offer for sale REGN1979 (CD20xCD3 bispecific antibody) (the “Licensed Product”) for the treatment, prevention or palliation of certain cancers in China, Hong Kong, Macau and Taiwan (the “Territory”). In consideration thereof, Zai will pay Regeneron a non-refundable, up-front license fee in the amount of $30 million and certain regulatory and commercial milestone payments of up to $160 million, as well as royalties based on a percentage of net sales of REGN1979 in the Territory. Zai will purchase Licensed Products exclusively from Regeneron at Regeneron’s fully burdened manufacturing cost.

The Agreement is effective from and after April 6, 2020 and, unless earlier terminated, will continue until such time when Zai has ceased development and commercialization activities on the Licensed Product for six consecutive months (other than due to a delay by Regeneron or a regulatory authority).

The foregoing description of the Agreement is only a summary and is qualified in its entirety by reference to the Agreement, a copy of which will be filed as an exhibit to Zai's next periodic report.

Zai has filed as an exhibit to this Form 6-K a press release dated April 8, 2020 announcing the entry into the Agreement.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release issued April 8, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZAI LAB LIMITED

	By:	/s/ Samantha Du
	Name:	Samantha Du
	Title:	Chief Executive Officer
Date: April 8, 2020